ARCO COMPLETES DEBT SETTLEMENT & INITIATES CONSOLIDATION

February 19 2018 - Vancouver, BC - Arco Resources Corp. (TSX-V: ARR.H) (the “Company”) reports completion of the shares-for-debt transactions previously announced on October 10, 2017, issuing 3,720,000 common shares at a deemed price of $0.07 per share for a negotiated aggregate settlement amount of $260,400. The transactions were completed by way of settlement agreements with certain of the Company’s trade creditors and consultants to extinguish aggregate debt totaling over $410,000. The common shares issued pursuant to the shares-for-debt settlements are subject to a 4-month plus one day hold period from the date of issuance.

The Company also reports that it has initiated the consolidation of its common stock on the basis of one post-consolidation common share for every 6.5537 pre-consolidation shares (the “Consolidation”) as announced on October 10, 2017, and as approved by the Company’s shareholders by way of a special resolution passed in January, 2018. Following the Consolidation, the number of issued and outstanding common shares in the capital of the Company will be 2,000,000 (subject to fractional rounding). The Consolidation will not change a shareholder’s proportionate ownership in the Company or the rights of holders of its common shares. Each common share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable. Any fractional common share resulting from the Consolidation that is less than one-half of one common share will be cancelled. The Consolidation is subject to the approval of the TSX Venture Exchange (“TSXV”).

The Consolidation will be effected in preparation for the Company’s de-listing from the TSXV, its amalgamation with Cannex Capital Group Inc. (“Cannex”) and the listing of the amalgamated company on the Canadian Securities Exchange (“CSE”). The January special resolution of Arco shareholders also approved the amalgamation transaction with Cannex pursuant to the Amalgamation Agreement dated December 7, 2017 among Arco, Cannex and 1141684 BC Ltd., a wholly-owned subsidiary of Arco. Listing of the amalgamated company is subject to the approval of the CSE.

ON BEHALF OF THE BOARD OF DIRECTORS

“D. Barry Lee”

D. Barry Lee, CEO & Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution concerning forward-looking information

This news release may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

ARCO RESOURCES CORP.	1241 Alberni Street, Vancouver BC V6E 4R4
Tel: 604.689. 8336 Fax: 888.691.0529